Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 17, 2012

Registration Statement No. 333-183335

ViSalus, Inc.

This free writing prospectus relates to the initial public offering of Class A Common Stock of ViSalus, Inc., and should be read together with the preliminary prospectus included in the Registration Statement on Form S-1 (File No. 333-183335), which may be accessed for free by visiting EDGAR on the SEC website at www.sec.gov.

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EXEC LIFE

Inside | The Circuit | Opinion | Closing Bell

BEVERLY HILLS CEO

by Ryan Blair | Photographs by David Lewinski

dbrief

ViSalus

Business:

Online wellness

products

Executive

Ryan Blair,

co-founder and CEO

Headquarters:

Troy

Employees:

400

Revenue:

$233 million

A one-time gang member in L.A., Ryan Blair made $1 million by the time he was 25 years old, lost it all, and in 2009 saw his online venture in Troy publically written down to zero. Last year, that same company generated $231 million in revenue. What’s his secret?

I was born in Torrance, Calif. in 1977 and I had a typical middle-class up-bringing — until my father’s drug addiction pulled my family apart. From that day forward I was raised by my struggling mother, who moved us to escape her abusive marriage. We lived in the Los Angeles area in a gang-ruled neighborhood, in utter poverty, until the day she met her future second husband, my stepfather, Bob Hunt. Bob took one look at the squalor we were living in — literally a refurbished turkey coop with an attic full of rats — and persuaded us to move in with him.

Bob became what I consider my real father, and also my first mentor. He was a successful real estate entrepreneur and, even though he was a very likeable man, he took no pity on his wife’s lazy, thuggish, teenage son. He instilled a work ethic in me, got me off the streets, and forced me to go back and graduate high school. I worked for him, collecting back-due rent from his tenants and running errands. When I was 18 years old, he challenged me to listen to a set of audiotapes — “Lead the Field” by Earl Nightingale. When I’d completed the task, he promised to spring for nice clothes for job interviews (the clothes would also cover my gang tattoos). As promised, he took me shopping. That was the type of man he was: a man of his word.

Around this time, I got my first real job as a customer service representative in a company called Logix. I’d finished some college (the fact was, I dropped out of college rather quickly), but my main focus was working my way up in the company. Back then I was obsessed with computers, and I took everything as a chance to learn. I hustled, just like I did back on the streets, and found mentors within Logix. I went from making $6.50 an hour to making $100,000 annually, as a vice president, in just two years.

Eventually I started to dream about having my own company. I had an idea for a business called 24/7 Tech, which I later started with the CEO of Logix. That business led me to buy a small wireless Internet service provider called SkyPipeline, which I later sold for an absurd amount of money. At the age of 25, I had accomplished my dream. I had made my first million.

My entrepreneurial streak came with lots of sacrifices and pitfalls. I was leading an extravagant bachelor lifestyle, and had to recover from an investment I’d made in a completely failed business. I went from zero to a millionaire — and back to zero — in just a few years.

Coming off this lesson, a little wiser this time, I pooled my resources and started looking for the next big thing. Soon, I met two entrepreneurs through a friend of mine from the SkyPipeline days. Their names were Nick Sarnicola and Blake Mallen. With my two co-founders, we started ViSalus in March 2005. We bought a small company called the Free Network in Troy that had a big idea. The Free Network was a telecommunications provider that had discovered a local surgeon’s patented nutritional supplement products. When I saw the ambition and enthusiasm of my partners, and studied the science behind Dr. Michael Seidman’s life’s work, I knew one thing: I’d buy this product. My bet was that others would, too.

In our first year, we made $1.8 million in sales. In 2011, we had $231 million in revenue. So, my bet was right — but in the process of getting where we are today, there were a lot of battles. We battled our youth and inexperience (and some might say we aren’t over the hill yet; I’m 35), and we battled the Great Recession — which nearly wiped us out. In August 2008 we sold ViSalus to a public company, and in June 2009, they publicly wrote us down to zero.

There’s nothing like innovation when you have a gun to your head; after this experience, my co-founders and I got innovative. We pioneered a new business model in an industry that some very old, established companies have dominated for years. Our thesis was simple: Let customers be customers, and let entrepreneurs be entrepreneurs. Our focus was to put the customer first. The direct sales industry is notorious for selling opportunity only. We switched that equation around and, as a result, we are adding more than 120,000 new members a month.

The real reason we stayed in Detroit (I moved our family from Los Angeles last December) and expanded is simple: I made a commitment to my first employees that I wouldn’t be like so many other companies and eliminate them, or relocate them. I wanted to show them that I value loyalty — and if they valued the same, I would do my best to always be in the “D.”

The environment in Detroit is ripe for growth. It starts with our newly renovated office in Troy. We call it our Nerve Center. The heart of our office is a figure-eight track that measures a quarter of a mile in length and runs through the entire facility. We call it “Quarter Mile Road.”

One of our highest cultural values is collaboration, and you can’t do that with a walled-off executive wing. At our place, there are no office walls. We all eat in the same kitchen, use the same bathrooms, and enjoy the same view. Having been raised in poverty, I refuse to participate in the aristocratic corporate culture that has defined Detroit for so long.

We looked at moving to downtown Detroit; I believe in Dan Gilbert’s vision and was inspired by a tour of his Quicken Loan facilities. Unfortunately, the tax burden for ViSalus to move would cost me as much as the building I wanted to move into. I am, however, keeping my eyes open for a future expansion in downtown Detroit.

We opened our new offices in July, and we hope that executives from around the world will come visit us to see firsthand our culture of innovation, transparency, efficiency, and reinvention. If it can work for a former gang member from L.A., it can work for anyone.

“There’s nothing like innovation when you have a gun to your head.”

— RYAN BLAIR, VISALUS

ViSalus, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may be obtained from Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022, or by telephone at 877-547-6340, or by email at Prospectus_Department@Jefferies.com.